Otto E. Sorensen, Partner
Direct Dial Number 619.699.2534
Direct Fax Number 619.645.5324
Email Address osorensen@luce.com

May 26, 2006

28720-00001

VIA FEDERAL EXPRESS

Ms. Barbara C. Jacobs
Assistant Director
Division of Corporation Finance
Securities & Exchange Commission
100 F St., N.E., Mail Stop 4561
Washington, DC 20549

Re:	SYS
Registration Statement on Form S-3, as amended
File No. 333-133217

Dear Ms. Jacobs:

Thank you for your letter dated May 8, 2006. We have responded to your comments, below.

This letter has been prepared in response to your letter dated May 8, 2006, with regard to the above-referenced Registration Statement on Form S-3. These comments are addressed sequentially below. For your convenience, I enclose a copy of the Registration Statement, as amended on May 26, 2006, which copy has been blacklined to show changes.

Form S-3

Cover Page of Prospectus

Comment:

1.
We note the following language on the cover page of the prospectus: “(see previous page).” As this is the first page that investors will read, please revise to disclose the information being referenced by this language.

Response:

We have revised the cover page of the prospectus to include the information being referenced.

Table of Contents

Comment:

2.	The Table of Contents should contain references to the location of the most significant parts of your document. As such, please delete the references to each specific risk factor.

Response:

We have deleted the references to each specific risk factor.

Selling Stockholders. page 9

Comment:

3.
Please note that disclosure regarding all material transactions with a selling shareholder that took place within the past three years must be provided to conform to the requirements of Item 507 of Regulation S-K. Please revise to provide all the material terms of the transactions discussed in this section whereby securities were offered to your selling stockholders. For example, please discuss. the material terms of the convertible note issued to Polexis and discuss the terms by which stockholders of Antin would receive contingent shares and describe all the material terms of the “note” given to Antin. As another example, discuss the material terms of the Xsilogy purchase agreement and the terms of the shares provided as part of the earn out. Similarly, discuss the terms of the cVideo acquisition discussed in footnote 55 to the selling stockholder table.

Response:

The footnotes to the selling stockholder table have been substantially revised to provide all of the material terms of the transactions discussed in those footnotes whereby securities were offered to the selling stockholders.

Comment:

4.
We note your indication that you are registering securities that have not yet been issued but will be issued pursuant to certain contingencies, including earn out provisions relating to prior mergers and acquisitions. For each such instance, please revise to disclose the material terms of the transaction and the contingency that will need to be satisfied prior to issuance of the securities. Provide us with an analysis as to the appropriateness of registering the resale of these securities prior to their issuance. In your analysis, tell us whether there are any conditions to the issuance of the securities that are within the control of the selling shareholder.

Response:

The footnotes to the selling shareholder table have been revised to disclose the material terms of each transaction and the contingencies that will need to be satisfied prior to the issuance of the securities. General Instruction I.B.3 provides that Form S-3 may be used to register the resale of outstanding securities to be offered for the account of any person other than the issuer, including securities acquired by standby underwriters in connection with the call or redemption by the issuer of warrants or a class of convertible securities, if securities of the same class are listed and registered under the National Securities Exchange or are quoted on the automatic quotation system of the National Security Association. Telephonic Interpretation H.22 provides that resales of earnout shares to be issued in connection with a merger, which transaction will not be registered in reliance upon the Section 4(2) exemption, may be registered on Form S-3 pursuant to General Instruction I.B.3 even though they are not outstanding at the time the registration statement is filed. Therefore, it is our opinion that it is appropriate to register the earnout securities identified in the footnotes to the selling stockholder table.

Comment:

5.
It appears that the common stock and common stock underlying notes and warrants that you indicate in footnotes 1 through 13 and footnote 55 as being registered this Form S-3 do not total 10,677,626 shares. Please advise or revise.

Response:

We have reviewed the footnote disclosure and have made the appropriate changes throughout the document.

Comment:

6.	Please also revise to include the terms of the warrants discussed in footnotes 11 and 6 and the nature and value of the services performed to receive the warrants discussed in footnote 12.

Response:

Footnotes 6, 11, and 12 have been revised to disclose the material terms of the warrants discussed therein. Footnote 12 has been revised to disclose the nature and value of the services performed to receive the warrants discussed therein.

Comment:

7.
We were unable to locate any agreements related to the Lomasoft transaction. Please file all agreements as exhibits or advise where they can be located or provide us with an analysis as to why these agreements do not need to be filed. In particular please ensure you file or address the contingent warrants and any documents that relate to their terms. We may have further comments upon review.

Response:

As indicated in footnote 10, the Lomasoft transaction was little more than the purchase of an asset for $50,000 and 50,000 warrants to acquire shares of the Company’s common stock, as well as a possible obligation to issue between 50,000 and 100,000 additional warrants in the event that certain performance criteria were met. As such, the Asset Purchase Agreement between SYS and Lomasoft was not adequately material to require that it be filed as an exhibit to any of the Company’s filings under the 1934 Act or with the registration statement on Form S-3. The description of the contingent warrants which might be issued to Lomasoft in footnote 10 has been revised and expanded.

Comment:

8.
We note Mr. Shatz disclaims beneficial ownership of the common stock discussed in footnotes 20 and 21 and more specifically he has no legal right to maintain such delegated authority. Provide an analysis of why disclosure with the above statement provides investors with information on all the natural persons who retain voting or investment control over the shares beneficially held by these entities and discuss why he has no legal right to maintain delegated authority or remove this statement. Refer to interpretation 4S of the Regulation S-K section of the March 1999 supplement to the Publicly Available Telephone Interpretation Manual and interpretation 1.60 of the July 1997 Publicly Available Telephone Interpretation Manual, which are publicly available on our website.

Response:

We have modified the disclosure in the following footnotes:

(20)
Bluegrass Growth Fund Partners is the managing partner of Bluegrass Growth Fund LP. By virtue of such relationship, Bluegrass Growth Fund Partners may be deemed to have voting and dispositive power over the shares owned by Bluegrass Growth Fund LP. Bluegrass Growth Fund Partners disclaims beneficial ownership of such shares. Mr. Brian Shatz has delegated authority from the partners of Bluegrass Growth Fund Partners with respect to the shares of common stock owned by Bluegrass Growth Fund LP. As such, Mr. Shatz is deemed to have voting and dispositive power over the shares of common stock owned by Bluegrass Growth Fund LP. Since Mr. Shatz has voting power, he is the beneficial owner for purposes of sections 13(d) and 13(g) of the Act. However, pursuant to Rule 13d-4, the filing of that statement shall not be construed as an admission that such person is, for purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of the securities.

(21)
Mr. Brian Shatz is a director of Bluegrass Growth Fund, Ltd. and has delegated authority from the shareholders of Bluegrass Growth Fund, Ltd. with respect to the shares of common stock owned by Bluegrass Growth Fund, Ltd. As such, Mr. Shatz is deemed to have voting and dispositive power over the shares of common stock owned by Bluegrass Growth Fund, Ltd. Since Mr. Shatz has voting power, he is the beneficial owner for purposes of sections 13(d) and 13(g) of the Act. However, pursuant to Rule 13d-4, the filing of that statement shall not be construed as an admission that such person is, for purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of the securities.

Comment:

9.
We note your statement in footnote 41 and at the top of selling shareholder table that the selling shareholder information is provided as of March 15, 2006. Please note that the selling shareholder information should be provided as of the anticipated effective date.

Response:

We have updated the selling shareholder table to May 9, 2006, the most recent practicable date.

Comment:

10.
We note your statement that “Roth” is a registered broker-dealer. Please revise to clarify if Roth refers to Mr. Roth or Roth Capital Partners LLC. Please also note that unless Roth, a registered broker-dealer that is a selling shareholder, acquired shares as transaction-based compensation for investment banking services, you should revise the prospectus to name Roth as an underwriter.

Response:

We have clarified the disclosure to state that Roth Capital Partners LLC is a registered broker-dealer. Roth Capital Partners LLC acquired their shares as transaction-based compensation for investment banking services. We have added the disclosure that Monarch Capital Group LLC is also a registered broker-dealer. Monarch Capital Group LLC also acquired their shares as transaction-based compensation for investment banking services. We verified with the company that there are no other broker-dealers.

Comment:

11.	Please also revise to state that none of the selling stockholders are affiliated with a registered broker-dealer and if not, disclose this in the prospectus and briefly describe the affiliation.

Response:

We have included a statement in this section that states that none of the selling stockholders are affiliated with a registered broker-dealer other than Roth Capital Partners, LLC and Monarch Capital Group LLC, referred to in comment 10.

Plan of Distribution, page 18

Comment:

12.
We note your statement that you may add new Selling Shareholders by supplement to the prospectus. Please revise to indicate the limited circumstances by which you could add selling shareholders by prospectus supplement.

Response:

We have deleted the paragraph that pertains to supplements and have included the limited circumstances by which we could add selling shareholders by prospectus supplement in the fourth full paragraph in the plan of distribution section.

Incorporation of Certain Documents by Reference, page 21

Comment:

13.
Please identify with specificity the documents you are incorporating by reference, including the dates they were filed. This includes, for example, the Forms 8-K previously filed that should be incorporate by reference.

Response:

We have included the filing dates of the forms to which you refer.

Please let us know if you have any questions or need additional copies or information.

Very truly yours,

/s/ Otto E. Sorensen
Otto E. Sorensen
of
LUCE, FORWARD, HAMILTON & SCRIPPS llp

OES/rs
Enclosures

3707496.1